UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2 )*

                          Drew Industries Incorporated
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                                (Name of Issuer)

                    Common Stock, par value $0.01 per share**
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                         (Title of Class of Securities)

                                   26168L 205
                            -------------------------
                                 (CUSIP Number)

        Leigh J. Abrams, 200 Mamaroneck Avenue, White Plains, N.Y. 10571
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 March 29, 2000
     -----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule of ss.ss.240.13d-l(b)(3), or 4, check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remained of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 2,129,412, which constitute approximately 19.2% of the total number of shares outstanding. All ownership percentages assume that there are 11,113,054 shares outstanding; including 7,200 shares subject to presently exercisable options, by Reporting Persons.

                                  SCHEDULE 13D

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CUSIP No. 26168L 205                                         Page 2 of 7 Pages
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  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      L. Douglas Lippert (1)
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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

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  3   SEC USE ONLY


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  4   SOURCE OF FUNDS*
      SC

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  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(E)                                                     |_|

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  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      L. Douglas Lippert is a citizen of the United States.

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                  7   SOLE VOTING POWER
                      2,038,105 (1) (2) (3)
   NUMBER OF    ----------------------------------------------------------------
    SHARES        8   SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY     ----------------------------------------------------------------
     EACH         9   SOLE DISPOSITIVE POWER
   REPORTING          2,038,105 (1) (2) (3)
    PERSON      ----------------------------------------------------------------
     WITH        10   SHARED DISPOSITIVE POWER

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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,038,105 (1) (2) (3)

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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |X|

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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       18.3%

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  14   TYPE OF REPORTING PERSON*
       00

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 26168L 205                 13D                     Page 3 of 7 Pages
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                           ATTACHMENT TO SCHEDULE 13D

(1) L. Douglas Lippert is the Reporting Person as Trustee of the following seven (7)trusts (hereinafter, individually, the "Trust" and, collectively, the "Trusts"):

      (i)   L. Douglas Lippert Living Trust, dated June 6, 1989

      (ii) Lippert Family Irrevocable Trust f/b/o Jason D. Lippert, dated December 20, 1986

      (iii) Lippert Family Irrevocable Trust f/b/o Joshua E. Lippert, dated December 20, 1986

      (iv) Lippert Family Irrevocable Trust f/b/o Steven Shawn Lippert, dated December 20, 1986

      (v) Lippert Family Irrevocable Trust f/b/o Jarod B. Lippert, dated December 20, 1986

      (vi) Lippert Family Irrevocable Trust f/b/o Jaime R. Lippert, dated December 20, 1986

      (vii) Lippert Family Irrevocable Trust f/b/o Jayde S. Lippert, dated December 20, 1986

Includes 607,265 shares held by L. Douglas Lippert as Trustee of Trusts (ii) through (vii) above, over which Mr. Lippert has sole voting and dispositive power. Mr. Lippert disclaims beneficial ownership of such shares.

(2) Includes 53,846 shares held in escrow on behalf of the L. Douglas Lippert Living Trust, dated June 6, 1989, pursuant to an Indemnity Escrow Agreement, dated October 7, 1997, by and among the L. Douglas Lippert Living Trust, dated June 6, 1989, the Issuer, the Subsidiary and an Escrow Agent (the "Indemnity Escrow Agreement"). The L. Douglas Lippert Living Trust, dated June 6, 1989, shall be entitled to the escrowed shares unless the Reporting Person fails to pay to the issuer an Indemnifiable Loss (as defined in the Agreement and Plan of Merger, dated October 7, 1997, by and among the Issuer, the Subsidiary, LCI and the shareholders of LCI (the "Merger Agreement")).

(3) Excludes 50,000 shares subject to an option at $9.3125 per share which is not exercisable withing 60 days.

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CUSIP No. 26168L 205                 13D                     Page 4 of 7 Pages
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                           ATTACHMENT TO SCHEDULE 13D

      The Reporting Persons are filing this single joint Schedule 13D because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the "Act"), although membership in a "group" is disclaimed and neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a "group" exists. Unless otherwise indicated, all defined terms used herein shall have the same meaning as those set forth in Schedule 13D.

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CUSIP No. 26168L 205                 13D                     Page 5 of 7 Pages
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                           ATTACHMENT TO SCHEDULE 13D

Item 1.     Security and Issuer

            No Change

Item 2.     Identity and Background

            No Change

Item 3.     Source and Amount of Funds or Other Consideration

            No Change

Item 4.     Purpose of Transaction

            No Change

Item 5.     Interest in Securities of the Issuer

            Paragraph (a) of Item 5 is hereby partially amended by substituting the following information relating to L. Douglas Lippert.

            Because L. Douglas Lippert has sole voting and dispositive power over 2,038,105 shares as Trustee of the Trusts, the aggregate number of shares of stock owned beneficially by L. Douglas Lippert pursuant to Rule 13d-3 is 2,038,105, constituting approximately 18.3% of the Issuer's outstanding shares of Common Stock.

            Paragraph (b)

            See response to Paragraph (a) above.

            Paragraph (c)

            Paragraph (c) of Item 5 is hereby partially amended by adding at the end thereof the following:

            During the last 60 days, the following transactions in shares of Common Stock were affected by the Reporting Persons:

            On March 29, 2000, L. Douglas Lippert Flite Trust dated December 10, 1999, The Northern Trust Company as Trustee transferred 1,376,994 shares of Common Stock to L. Douglas Lippert.

            Paragraph (d)

            Not applicable.

            Paragraph (e)

            Not applicable.

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CUSIP No. 26168L 205                 13D                     Page 6 of 7 Pages
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                           ATTACHMENT TO SCHEDULE 13D

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

            No change

Item 7.     Exhibits

            No change

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CUSIP No. 26168L 205                 13D                     Page 7 of 7 Pages
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                           ATTACHMENT TO SCHEDULE 13D

            After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each such person certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated: April 11, 2000

                              /s/ L. Douglas Lippert,
                              -----------------------
                              L. Douglas Lippert, as Trustee of:

                                    The L. Douglas Lippert Living Trust, dated
                                    June 6, 1989;

                                    The Lippert Family Irrevocable Trust f/b/o
                                    Jason D. Lippert, dated December 20, 1986;

                                    The Lippert Family Irrevocable Trust f/b/o
                                    Joshua E. Lippert, dated December 20, 1986;

                                    The Lippert Family Irrevocable Trust f/b/o
                                    Steven Shawn Lippert, dated December 20,
                                    1986;

                                    The Lippert Family Irrevocable Trust f/b/o
                                    Jarod B. Lippert, dated December 20, 1986;

                                    The Lippert Family Irrevocable Trust f/b/o
                                    Jaime R. Lippert, dated December 20, 1986;

                                    The Lippert Family Irrevocable Trust f/b/o
                                    Jayde S. Lippert, dated December 20, 1986;
                                    and

                              as Attorney-in-fact for:
                                    Lawrence C. Lippert(1)
                                    Dorothy F. Lippert(1)
                                    Jason D. Lippert(1)
                                    Joshua Lippert(2)

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(1)   The Power of Attorney authorizing L. Douglas Lippert to act on behalf of such persons is incorporated by reference to Exhibit D of the Schedule 13D dated October 16, 1997, relating to Common Stock of Drew Industries Incorporated.

(2) The Power of Attorney authorizing L. Douglas Lippert to act on behalf of such person is incorporated by reference to Exhibit D-1 of the Schedule 13D Amendment No. 1 dated December 28, 1999, relating to Common Stock of Drew Industries.